UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 10, 2005

                        Commission File Number 001-12510

                                  ROYAL AHOLD
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                (Translation of registrant's name into English)

              Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F   X             Form 40-F
                          ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                         No    X
                                ---                         ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On May 10, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that it today published its 2004 Sustainability Report. The report provides an overview of Royal Ahold's sustainability performance for the period 2002 through 2004. A copy of this press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                             KONINKLIJKE AHOLD N.V.


                                   /s/ H.R. Ryopponen
                          --------------------------------------------
Date: May 10, 2005        By:      H.R. Ryopponen
                          Title:   Executive Vice President and CFO

                                 EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 Royal Ahold press release dated May 10, 2005, announcing that the Company today published its 2004 Sustainability Report. The report provides an overview of Royal Ahold's sustainability performance for the period 2002 through 2004

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